Mail Stop 4561

May 9, 2008

D. Scott Kincer
President and Chief Executive Officer
Datascension, Inc.
407 W. Imperial Highway
Suite H314
Brea, CA 92821

> **Re:** **Datascension, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-29087**

Dear Mr. Kincer:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

D. Scott Kincer
Datascension, Inc.
May 9, 2008
Page 2

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operations

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   You appear to have experienced material changes from period to period in your revenues and cost of goods sold. We also note that your gross margin appears to have declined substantially from the prior year. However, we noted no substantive discussion regarding the underlying causes of these fluctuations. Please tell us how you considered Item 303 (b)(1)(vi) of Regulation S-B.

Liquidity and Capital Resources, page 25

2.   We note that you believe that your revenues and collections on accounts receivable will provide the basic liquidity needed to operate at current levels over the next twelve months and that you could hold operations at the current level without any need for additional funding. These liquidity disclosures do not appear to sufficiently address your substantial negative working capital position, including current debt obligations totaling approximately $5.2 million, and negative cash flows from operations in the prior two fiscal years. Please tell us how you considered addressing these issues in detail. Refer to Section IV of SEC Release 33-8350.

Item 7. Financial Statements

Consolidated Statements of Changes in Stockholders' Equity, page F-4

3.   We note that you did not include a statement of changes in stockholders' equity for fiscal year 2006 as required by Item 310(a) of Regulation S-B. Further, your auditor appears to have opined on this missing statement in his audit opinion. Please amend your filing to correct these deficiencies.

Note 7. Costa Rican Operations – Related Party Transaction

4.   Please tell us more about the current relationship between Datascension S.A. and Datascension, Inc. and the significant terms of your plan to merge these entities. As part of your response, provide us with your analysis that supports your decision not to consolidate this entity prior to the merger. Refer to the appropriate accounting guidance that supports your analysis.

Item 13. Exhibits and Reports on Form 8-K

Exhibit 23. Consent of Experts and Counsel, page 42

5.   We note your exhibit listing refers to the consent of Larry O'Donnell, CPA, P.C. but your filing does not include the consent. Please amend your filing to include the consent if that consent was required.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief